Condensed Interim Consolidated Statements of Financial Position (Unaudited - Expressed in thousands of U.S. dollars except for share amounts)
	At June 30 2016	At December 31 2015
ASSETS
Current
Cash and cash equivalents (note 6)	$17,835	$5,367
Investments (note 9)	-	7,282
Trade and other receivables (note 7)	3,222	4,826
Inventories (note 8)	2,259	2,256
Prepaid expenses and other	332	619
	23,648	20,350
Non-Current
Inventories-ore in stockpiles (note 8)	1,624	1,515
Investments (note 9)	2,336	496
Investments in associates (note 10)	4,239	-
Restricted cash and investments (note 11)	2,643	2,040
Property, plant and equipment (note 12)	194,554	188,250
Intangibles	-	107
Total assets	$229,044	$212,758

LIABILITIES
Current
Accounts payable and accrued liabilities	$6,551	$4,574
Current portion of long-term liabilities:
Post-employment benefits (note 13)	232	217
Reclamation obligations (note 14)	669	624
Debt obligations	79	300
Other liabilities (note 16)	1,916	1,863
	9,447	7,578
Non-Current
Post-employment benefits (note 13)	2,307	2,172
Reclamation obligations (note 14)	20,425	18,836
Other liabilities (note 16)	680	652
Deferred income tax liability	16,169	16,465
Total liabilities	49,028	45,703

EQUITY
Share capital (note 17)	1,137,777	1,130,779
Contributed surplus	54,153	53,965
Deficit	(957,986)	(944,097)
Accumulated other comprehensive loss (note 19)	(53,928)	(73,592)
Total equity	180,016	167,055
Total liabilities and equity	$229,044	$212,758

Issued and outstanding common shares (note 17)	533,418,993	518,438,669
Going concern basis of accounting (note 2) Subsequent Event (note 25)

The accompanying notes are integral to the condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of U.S. dollars except for share and per share amounts)
	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2016	2015	2016	2015

REVENUES (note 21)	$3,663	$2,929	$6,993	$5,257

EXPENSES
Operating expenses (note 20)	(2,663)	(2,266)	(5,072)	(4,194)
Exploration and evaluation (note 21)	(2,126)	(2,732)	(6,729)	(8,254)
General and administrative (note 21)	(1,227)	(1,384)	(2,267)	(2,650)
Impairment of mineral properties (note 12)	(2,174)	-	(2,174)	-
Foreign exchange	(181)	8	(2,168)	151
Other income (expense) (note 20)	406	(186)	248	(670)
	(7,965)	(6,560)	(18,162)	(15,617)
Loss before finance charges	(4,302)	(3,631)	(11,169)	(10,360)
Finance expense (note 20)	(137)	(198)	(369)	(307)
Loss before taxes	(4,439)	(3,829)	(11,538)	(10,667)
Income tax recovery (expense) (note 23)
Deferred	607	(153)	3,261	2,832
Loss from continuing operations	(3,832)	(3,982)	(8,277)	(7,835)
Net loss from discontinued operations (note 5)	(450)	(152)	(5,612)	(6,093)
Net loss for the period	$(4,282)	$(4,134)	$(13,889)	$(13,928)

Other comprehensive income (loss):
Items that may be reclassified to income (loss):
Unrealized gain on investments-net of tax
Continuing operations	5	3	5	-
Foreign currency translation change
Continuing operations	1,297	3,153	13,439	(17,172)
Discontinued operations	887	(525)	6,220	1,359
Comprehensive income (loss) for the period	$(2,093)	$(1,503)	$5,775	$(29,741)

Basic and diluted net loss per share:
Continuing operations	(0.01)	(0.01)	(0.02)	(0.02)
Discontinued operations	-	-	(0.01)	(0.01)
All operations	$(0.01)	$(0.01)	$(0.03)	$(0.03)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	526,003	510,439	522,223	508,391

The accompanying notes are integral to the condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - Expressed in thousands of U.S. dollars)
	Six Months Ended
	June 30	June 30
	2016	2015

Share capital
Balance-beginning of period	$1,130,779	$1,120,758
Shares issued-net of issue costs	8,841	11,324
Flow-through share premium	(1,843)	(2,028)
Share options exercised-cash	-	5
Share options exercised-non cash	-	4
Share purchase warrants exercised-cash	-	406
Share purchase warrants exercised-non cash	-	316
Balance-end of period	1,137,777	1,130,785

Share purchase warrants
Balance-beginning of period	-	376
Warrants exercised	-	(316)
Warrants expired	-	(36)
Balance-end of period	-	24

Contributed surplus
Balance-beginning of period	53,965	53,321
Stock-based compensation expense	188	331
Share options exercised-non cash	-	(4)
Warrants expired	-	36
Balance-end of period	54,153	53,684

Deficit
Balance-beginning of period	(944,097)	(892,537)
Net loss	(13,889)	(13,928)
Balance-end of period	(957,986)	(906,465)

Accumulated other comprehensive loss
Balance-beginning of period	(73,592)	(25,859)
Unrealized gain on investments	5	-
Foreign currency translation realized in net income	(637)	(10)
Foreign currency translation	20,296	(15,803)
Balance-end of period	(53,928)	(41,672)

Total Equity
Balance-beginning of period	$167,055	$256,059
Balance-end of period	$180,016	$236,356

The accompanying notes are integral to the condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)
	Six Months Ended
	June 30	June 30
CASH PROVIDED BY (USED IN):	2016	2015

OPERATING ACTIVITIES
Net loss for the period	$(13,889)	$(13,928)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	2,062	1,510
Impairment of mineral properties (note 12)	2,174	-
Stock-based compensation (note 18)	188	331
Loss on divestiture of Africa Mining Division (note 5)	70
Gains on asset disposals	(51)	(67)
Losses (gains) on investments	(389)	480
Deferred income tax recovery	(3,261)	(2,832)
Foreign exchange losses	7,322	4,257
Change in non-cash working capital items (note 20)	3,308	1,195
Net cash used in operating activities	(2,466)	(9,054)

INVESTING ACTIVITIES
Divestiture of asset group, net of cash and cash equivalents divested:
Africa Mining Division (note 5)	(798)	-
Sale and maturity of investments	7,763	4,033
Purchase of investments	(500)	(8,134)
Expenditures on property, plant and equipment	(285)	(855)
Proceeds on sale of property, plant and equipment	54	97
Increase in restricted cash and investments	(428)	(399)
Net cash provided by (used in) investing activities	5,806	(5,258)

FINANCING ACTIVITIES
Decrease in debt obligations	(235)	(14)
Issuance of common shares for:
New share issues-net of issue costs	8,841	11,324
Share options exercised	-	5
Share purchase warrants exercised	-	406
Net cash provided by financing activities	8,606	11,721

Increase (decrease) in cash and cash equivalents	11,946	(2,591)
Foreign exchange effect on cash and cash equivalents	522	(1,185)
Cash and cash equivalents, beginning of period	5,367	18,640
Cash and cash equivalents, end of period	$17,835	$14,864

The accompanying notes are integral to the condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements for the six months ended June 30, 2016
(Unaudited - Expressed in U.S. dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, the “Company”) are engaged in uranium mining related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 60% interest in the Wheeler River Joint Venture (“WRJV”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties. In addition, the Company has varying ownership interests in a number of other development and exploration projects located in Canada.

The Company provides mine decommissioning and decommissioned site monitoring services to third parties through its Denison Environmental Services (“DES”) division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.
GOING CONCERN BASIS OF ACCOUNTING

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months.

At June 30, 2016, the Company has sufficient liquidity on hand to fund its planned operations for the fiscal 2016 year. However, in the absence of additional funding, the Company anticipates that it will become non-compliant with the minimum cash covenant requirement of its letters of credit facility in 2017 and, as a result, there is substantial doubt upon the Company’s ability to realize its assets and discharge its liabilities in the normal course of business, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In order to both fund operations and maintain rights under existing agreements, the Company must secure sufficient future funding.  The Company is actively pursuing access to different sources of funding and while it has been successful in the past in obtaining financing for its activities, there is no assurance that it will be able to obtain adequate financing in the future.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company ceases to exist as a going concern in the normal course of operations. Such adjustments could be material.

3.
BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2015. The Company’s presentation currency is U.S. dollars.

These financial statements were approved by the board of directors for issue on August 4, 2016.

4.
SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2015. In accounting for investments in associates, the Company uses the following accounting policy:

(a)
Investment in Associates

An associate is an entity over which the Company has the ability to significantly influence, but not control, and is neither a subsidiary, nor an interest in a joint operation.

Investments in which the Company has the ability to significantly influence are accounted for by the equity method. Under this method, the investment is initially recorded at cost and adjusted thereafter to record the Company’s share of post-acquisition earnings or loss of the investee as if the investee had been consolidated. The carrying value of the investment is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in other comprehensive income, and for accounting changes that relate to periods subsequent to the date of acquisition.

Comparative Numbers – Change in Presentation due to Discontinued Operations

The fiscal 2015 financial information has been represented to reflect income and expense of the Company’s discontinued operations in one single separate line item in the consolidated statement of comprehensive income (loss) and the related supplemental note disclosure has been revised accordingly. The consolidated statements of financial position and the consolidated statement of cash flows have not been revised. See note 5 for more information.

5.
DISCONTINUED OPERATIONS

Discontinued Operation – Africa Mining Division

On June 10, 2016, the Company completed a transaction with GoviEx Uranium Inc. (“GoviEx”) to sell its mining assets and operations located in Africa (the “Africa Mining Division”). The primary assets of the African Mining Division were the mineral property rights for the Falea, Mutanga and Dome projects.

Under the terms of the transaction, GoviEx acquired Denison’s wholly owned subsidiary, Rockgate Capital Corp, which held all of the assets of the African Mining Division, in exchange for 56,050,450 common shares (the “Consideration Shares”) of GoviEx plus 22,420,180 share purchase warrants (the “Consideration Warrants”). Each Consideration Warrant is convertible into one common share of GoviEx for a period of three years at a price of $0.15 per share. The Consideration Warrants include an acceleration clause based on GoviEx’s share price, which, if triggered, give the holders 30 days within which to exercise the Consideration Warrants under the terms outlined above. If the holders do not exercise within that period, the exercise price of the Consideration Warrants increases to $0.18 per share and the term is reduced by six months.

As conditions to the closing of the transaction, Denison ensured that the Africa Mining Division was capitalized with a minimum working capital of $700,000 and GoviEx completed a concurrent equity financing of not less than $2,000,000. Under the concurrent equity financing by GoviEx, Denison acquired an additional 9,093,571 units of GoviEx for $500,000. Each unit consists of one common share (“Concurrent Share”) and one common share purchase warrant (“Concurrent Warrant”). Each Concurrent Warrant is convertible into one common share of GoviEx for a period of three years at a price of $0.12 per share until June 10, 2018 and $0.14 per share thereafter. The Concurrent Warrants include and acceleration clause based on GoviEx’s share price, which, if triggered, give the holders 60 days within which to exercise the Concurrent Warrants under the terms outlined above. If the holders do not exercise within that period, the Concurrent Warrants will expire unexercised.

Following the completion of the transaction and equity financing, Denison holds 65,144,021 of the outstanding shares of GoviEx (or approximately 24.6% of GoviEx’s issued and outstanding shares at June 10, 2016) and it is entitled to appoint one director to the GoviEx board so long as its share interest in GoviEx is 5% or higher.

Denison has reported the value attributed to the Consideration Warrants and the Concurrent Warrants as a component of “Investments” (see note 9) while the value attributed to the Consideration Shares and the Concurrent Shares is reported within “Investment in Associates” (see note 10). Denison is accounting for its share investment in GoviEx using the equity method.

The details of the net assets of the African Mining Division sold to GoviEx on June 10, 2016 are as follows:

(in thousands, except share amounts)

Consideration received at fair value:
Fair value of GoviEx Consideration Shares received	$3,954
Fair value of GoviEx Consideration Warrants received	1,162
Transaction costs	(138)
Consideration received at fair value	$4,978

Net assets disposed of at carrying value:
Cash and cash equivalents	$(660)
Prepaid and other current assets	(109)
Property, plant and equipment
Plant and equipment	(258)
Mineral properties-Mali, Namibia and Zambia	(3,427)
Total assets	(4,454)

Accounts payable and accrued liabilities	43
Net assets disposed of at carrying value	$(4,411)

Cumulative foreign currency loss translation adjustment realized in income	(637)

Loss on disposal of Africa Mining Division	$(70)

The fair value of the GoviEx Consideration Shares received was determined using GoviEx’s closing share price on June 10, 2016 of CAD$0.09 per share converted to USD using the June 10, 2016 foreign exchange rate of 0.7839.

The fair value of the GoviEx Consideration Warrants received totaled $1,162,000 or $0.0518 per warrant. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 0.50%, expected stock price volatility of 151.97%, expected life of 3.0 years and expected dividend yield of nil%. No adjustment has been made for the acceleration clause included in the Consideration Warrants.

The loss on disposal of $70,000 includes $637,000 of cumulative foreign currency losses recognized as translational foreign exchange losses in the period of disposal.
The consolidated statement of income (loss) for the Africa Mining Division discontinued operation for the three and six months ended June 30, 2016 and 2015 is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2016	2015	2016	2015

Expenses
Operating expenses	(8)	(102)	(64)	(162)
Exploration and evaluation	(27)	(211)	(74)	(524)
General and administrative	(123)	(171)	(280)	(368)
Foreign exchange income (expense)
Transactional	(232)	343	(5,154)	(6,299)
Translational	-	-	-	(10)
Other income (expense)
Gains on disposal of plant and equipment	29	49	49	47
Loss on disposal	(70)	-	(70)	-
Other	(19)	-	(19)	-
	(450)	(92)	(5,612)	(7,316)
Net loss for the period	$(450)	$(92)	$(5,612)	$(7,316)

Cash flows for the Africa Mining Division discontinued operation for the six months ended June 30, 2016 and 2015 is as follows:

	Six Months Ended
	June 30	June 30
(in thousands)	2016	2015

Cash inflow (outflow):
Operating activities	$(442)	$(771)
Investing activities	(822)	(132)
Net cash outflow for the period	$(1,264)	$(903)

Discontinued Operation - Sale of Mongolia Mining Division

On November 30, 2015, the Company completed a transaction with Uranium Industry a.s (“Uranium Industry”) to sell the Company’s mining assets and operations located in Mongolia (the “Mongolia Mining Division”). The primary assets of the Mongolia Mining Division were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects.

As consideration for the sale, the Company received cash consideration of $1,250,000 prior to closing and the rights to receive additional contingent consideration of $12,000,000. The contingent consideration is payable as follows:
●
$5,000,000 (the “First Contingent Payment”) within 60 days of the issuance of a mining license for an area covered by any of the exploration licenses in the Mongolia Mining Division (the “First Project”);
●
$5,000,000 (the “Second Contingent Payment”) within 60 days of the issuance of a mining license for an area covered by any of the other exploration licenses held by the Mongolia Mining Division (the “Second Project”);
●
$1,000,000 (the “Third Contingent Payment”) within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the First Project; and
●
$1,000,000 (the “Fourth Contingent Payment”) within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the Second Project.

On December 2, 2015, Uranium Industry submitted applications for mining licenses for all four projects to the Mongolian government and on January 5, 2016, the Company received copies of mining application acknowledgement receipts, for all four projects, as part of the completeness review component of the mining license issuance process.

At quarter end, the Mongolia government has not yet made any formal decision to issue mining licenses for any of the projects noted above and, as a result, the contingent consideration, which is dependent on the approval of mining licenses and achievement of certain production thresholds, has been fair valued at $Nil as at June 30, 2016 (see note 25). The fair value will be re-measured at each subsequent reporting date.

The consolidated statement of income (loss) for the Mongolia Mining Division discontinued operation for the three months and six months ended June 30, 2015 is as follows:

	Three Months	Six Months
	Ended	Ended
	June 30	June 30
(in thousands)	2015	2015

Expenses
Operating expenses	(12)	(12)
Exploration and evaluation	(68)	(368)
General and administrative	(186)	(319)
Foreign exchange income
Transactional	197	1,901
Other income
Gain on disposal of plant and equipment	9	20
	(60)	1,222
Income (loss) before finance charges	(60)	1,222
Finance income	-	1
Net income (loss) for the period	(60)	$1,223

Cash flows for the Mongolia Mining Division discontinued operation for the six months ended June 30, 2015 is as follows:

Six Months
Ended
June 30
(in thousands)	2015

Cash inflow (outflow):
Operating activities	(691)
Investing activities	(160)
Net cash outflow for the period	$(851)

6.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At June 30	At December 31
(in thousands)	2016	2015

Cash	$9,432	$3,092
Cash in MLJV and MWJV	2,847	9
Cash equivalents	5,556	2,266
	$17,835	$5,367

7.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At June 30	At December 31
(in thousands)	2016	2015

Trade receivables	$2,940	$1,860
Receivables in MLJV and MWJV	225	2,824
Sales tax receivables	56	8
Sundry receivables	1	134
	$3,222	$4,826

8.
INVENTORIES

The inventories balance consists of:

	At June 30	At December 31
(in thousands)	2016	2015

Uranium concentrates and work-in-progress	$407	$380
Inventory of ore in stockpiles	1,624	1,515
Mine and mill supplies in MLJV	1,852	1,876
	$3,883	$3,771

Inventories-by balance sheet presentation:
Current	$2,259	$2,256
Long-term-ore in stockpiles	1,624	1,515
	$3,883	$3,771

9.
INVESTMENTS

The investments balance consists of:

	At June 30	At December 31
(in thousands)	2016	2015

Investments:
Debt instruments-fair value through profit and loss	$-	$7,282
Equity instruments-fair value through profit and loss	2,319	484
Equity instruments-available for sale	17	12
	$2,336	$7,778

Investments-by balance sheet presentation:
Current	$-	$7,282
Long-term	2,336	496
	$2,336	$7,778

10.
INVESTMENT IN ASSOCIATES

The investment in associates balance consists of:

	At June 30	At December 31
(in thousands)	2016	2015

Investment in associates-by investee:
GoviEx	$4,239	$-
	$4,239	$-

A summary of the investment in GoviEx is as follows:

(in thousands)

Balance-December 31, 2015	$-
Investment at cost:
Acquisition of 56,050,450 Consideration Shares (note 5)	3,954
Purchase of 9,093,571 Concurrent Shares (note 5)	285
Balance-June 30, 2016	$4,239

GoviEx, a company with its head office located in Canada, is a mineral resource company focused on the exploration and development of its uranium properties located in Africa. Denison holds a 24.6% interest in GoviEx and has one director appointed to the GoviEx board. Through the magnitude of its share ownership interest and its board seat, Denison has the ability to exercise significant influence over GoviEx and accordingly, is using the equity method to account for this investment.

An adjustment for Denison’s share of GoviEx’s post-acquisition earnings or loss / capital transactions has not yet been made due to the information not yet being publicly available.

The trading price of GoviEx on June 30, 2016 was CAD$0.10 per share which corresponds to a quoted market value of CAD$6,514,000 ($5,043,000) for the Company’s investment in GoviEx.

11.
RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize a portion of its reclamation obligations. The restricted cash and investments balance consists of:

	At June 30	At December 31
(in thousands)	2016	2015

Cash	$526	$234
Investments	2,117	1,806
	$2,643	$2,040

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$2,538	$2,040
Reclamation letter of credit collateral	105	-
	$2,643	$2,040

Elliot Lake Reclamation Trust Fund

During the six months ended June 30, 2016, the Company deposited an additional $555,000 (CAD$762,000) into the Elliot Lake Reclamation Trust Fund and withdrew $239,000 (CAD$315,000).

Reclamation Letter of Credit Collateral

During the six months ended June 30, 2016, the Company deposited CAD$135,000 with the Bank of Nova Scotia as cash collateral in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its line of credit collateral (see notes 14 and 15).

12.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At June 30	At December 31
(in thousands)	2016	2015

Plant and equipment:
Cost	$76,416	$72,716
Construction-in-progress	4,930	4,542
Accumulated depreciation	(12,556)	(11,640)
Net book value	$68,790	$65,618

Mineral properties:
Cost	$125,942	$122,797
Accumulated amortization	(178)	(165)
Net book value	$125,764	$122,632
Total net book value	$194,554	$188,250

The property, plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
(in thousands)	Cost	Depreciation	Book Value

Plant and equipment:
Balance-December 31, 2015	$77,258	$(11,640)	$65,618
Additions	188	-	188
Amortization	-	(70)	(70)
Asset divestitures (note 5)	(1,358)	1,100	(258)
Depreciation	-	(1,402)	(1,402)
Disposals	(273)	270	(3)
Reclamation adjustment (note 14)	71	-	71
Foreign exchange	5,460	(814)	4,646
Balance-June 30, 2016	$81,346	$(12,556)	$68,790

Mineral properties:
Balance-December 31, 2015	$122,797	$(165)	$122,632
Additions	99	-	99
Asset divestitures (note 5)	(3,427)	-	(3,427)
Impairment	(2,174)	-	(2,174)
Foreign exchange	8,647	(13)	8,634
Balance-June 30, 2016	$125,942	$(178)	$125,764

Plant and Equipment

Canada Mining Segment

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. A toll milling agreement has been signed with the participants in the CLJV that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill receive a toll milling fee and other benefits. In determining the units of production amortization rate for the McClean Lake mill, the amount of production attributable to the mill assets has been adjusted to include Denison’s expected share of mill feed related to the CLJV toll milling contract.

DES

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

As at June 30, 2016, the Company has various interests in development and exploration projects located in Canada which are held directly or through option or various contractual agreements.

Canada Mining Segment

In January 2016, the Company entered into an option agreement with CanAlaska Uranium Ltd (“CanAlaska”) to earn an interest in CanAlaska’s Moon Lake South project located in the Athabasca Basin in Saskatchewan. Under the terms of the option, Denison can earn an initial 51% interest in the project by spending CAD$200,000 by December 31, 2017 and it can increase its interest to 75% by spending an additional CAD$500,000 by December 31, 2020. As at June 30, 2016, the Company has spent CAD$175,000 towards the first stage of the option.

In June 2016, due to the terms of a transaction to option its interest in Moore Lake to Skyharbour Resources Ltd (see note 25), the Company has recognized an impairment charge of $2,174,000 related to this property. The remaining recoverable amount of CAD$1,700,000 is based on a market-based fair value less costs of disposal assessment of the share and cash consideration to be received by the Company under the terms of the transaction. While the fair value of the share consideration to be received has been determined from observable inputs, the fair value of the cash consideration has not and, as such, management has classified the fair value determination within Class 2 of the fair value hierarchy.

Discontinued Operations -Africa Mining Segment-Mali, Namibia and Zambia

On June 10, 2016, Denison completed a transaction with GoviEx to sell all of its mining assets and operations in Africa (see note 5).

13. POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At June 30	At December 31
(in thousands)	2016	2015

Accrued benefit obligation	$2,539	$2,389
	$2,539	$2,389

Post-employment benefits liability-by balance sheet presentation:
Current	$232	$217
Non-current	2,307	2,172
	$2,539	$2,389

The post-employment benefits continuity summary is as follows:

(in thousands)

Balance-December 31, 2015	$2,389
Benefits paid	(65)
Interest cost	44
Foreign exchange	171
Balance-June 30, 2016	$2,539

14. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At June 30	At December 31
(in thousands)	2016	2015

Reclamation liability-by location:
Elliot Lake	$12,420	$11,610
McClean and Midwest Joint Ventures	8,657	7,834
Other	17	16
	$21,094	$19,460

Reclamation and remediation liability-by balance sheet presentation:
Current	669	624
Non-current	20,425	18,836
	$21,094	$19,460

The reclamation obligations continuity summary is as follows:

(in thousands)

Balance-December 31, 2015	$19,460
Accretion	450
Expenditures incurred	(288)
Liability adjustments-balance sheet (note 12)	71
Foreign exchange	1,401
Balance-June 30, 2016	$21,094

Site Restoration: Elliot Lake

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 11).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. As at June 30, 2016, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling CAD$24,135,000 relating to an approved reclamation plan dated March 2016.

15. DEBT FACILITIES

Line of Credit

The Company’s current credit facility has a maturity date of January 31, 2017 and allows for credit to be extended to the Company for up to CAD$24,000,000. Use of the facility is restricted to non-financial letters of credit in support of reclamation obligations (see note 14).

At June 30, 2016, the Company is in compliance with its facility covenants and CAD$24,000,000 (December 31, 2015: CAD$9,698,000) of the facility is being utilized as collateral for letters of credit issued in respect of the reclamation obligations for the MLJV and MWJV. During the six months ended June 30, 2016, the Company incurred letter of credit and standby fees of $110,000 and $33,000, respectively.

16. OTHER LIABILITIES

The other liabilities balance consists of:

	At June 30	At December 31
(in thousands)	2016	2015

Unamortized fair value of toll milling contracts	$722	$694
Flow-through share premium obligation (note 17)	1,874	1,821
	$2,596	$2,515

Other long-term liabilities-by balance sheet presentation:
Current	$1,916	$1,863
Non-current	680	652
	$2,596	$2,515

17. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares

Balance at December 31, 2015	518,438,669	$1,130,779

Issued for cash:
Share issue proceeds	15,127,805	9,444
Share issue costs	-	(603)
Flow-through share premium liability	-	(1,843)
Share cancellations	(147,481)	-
	14,980,324	6,998
Balance at June 30, 2016	533,418,993	$1,137,777

New Issues

In May 2016, the Company completed a private placement of 15,127,805 flow-through common shares at a price of CAD$0.82 per share for gross proceeds of $9,444,000 (CAD$12,405,000). The income tax benefits of this issue will be renounced to subscribers no later than December 31, 2016. The related flow-through share premium liability is included as a component of other liabilities on the balance sheet at June 30, 2016 (see note 16).

Share Cancellations

During the six months ending June 30, 2016, 147,481 shares were cancelled. The cancellations were related to the acquisition of International Enexco Limited (“IEC”) on June 6, 2014. Under the terms of the acquisition, IEC shareholders had two years from the date of acquisition within which to exchange their IEC shares for shares of Denison according to the share exchange ratio established for the deal. On June 6, 2016, this right expired and the un-exchanged shares were subsequently cancelled.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at June 30, 2016, the Company estimates that it has incurred CAD$10,397,000 of its obligation to spend CAD$15,000,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in May 2015. The Company renounced the income tax benefits of this issue in February 2016, with an effective date of renunciation to its subscribers of December 31, 2015. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery (see notes 16 and 23).

As at June 30, 2016, the Company has not incurred any expenditures towards its obligation to spend CAD$12,405,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in May 2016.

18. STOCK OPTIONS

A continuity summary of the stock options granted under the Company’s stock-based compensation plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD$)

Stock options outstanding - beginning of period	7,074,459	$1.56
Granted	1,976,250	0.64
Expiries	(1,029,230)	3.33
Forfeitures	(439,695)	1.34
Stock options outstanding - end of period	7,581,784	$1.09
Stock options exercisable - end of period	4,356,034	$1.37

A summary of the Company’s stock options outstanding at June 30, 2016 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD$)	(Years)	Shares	(CAD$)

Stock options outstanding
$ 0.50 to $ 0.99	4.11	3,012,655	$0.64
$ 1.00 to $ 1.19	3.26	1,680,524	1.09
$ 1.20 to $ 1.39	1.72	980,000	1.30
$ 1.40 to $ 1.99	1.73	1,905,725	1.71
$ 2.00 to $ 5.03	0.15	2,880	4.87
Stock options outstanding - end of period	3.01	7,581,784	$1.09

Options outstanding at June 30, 2016 expire between August 2016 and March 2021.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of options granted:

Six Months Ended
June 30, 2016

Risk-free interest rate	0.69%
Expected stock price volatility	43.07%
Expected life	3.6 years
Estimated forfeiture rate	3.46%
Expected dividend yield	-
Fair value per share under options granted	CAD$0.21

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $94,000 and $188,000 for the three and six months ended June 30, 2016 and $132,000 and $331,000 for the three and six months ended June 30, 2015. At June 30, 2016, an additional $325,000 in stock-based compensation expense remains to be recognized up until March 2018.

19.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

	At June 30	At December 31
(in thousands)	2016	2015

Cumulative foreign currency translation	$(54,087)	$(73,746)
Unamortized experience gain-post employment liability
Gross	206	206
Tax effect	(56)	(56)
Unrealized gains on investments
Gross	9	4
	$(53,928)	$(73,592)

20. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses from continuing operations are as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2016	2015	2016	2015

Cost of goods and services sold:
Operating overheads:
Mining, other development expense	$(190)	$(86)	$(314)	$(171)
Milling, conversion expense	(583)	(367)	(1,192)	(470)
Mill feed cost – stockpile depletion	-	(24)	-	(24)
Less absorption:
-Mineral properties	9	16	21	26
-Concentrates	-	24	-	24
Cost of services	(1,863)	(1,799)	(3,517)	(3,528)
Cost of goods and services sold	(2,627)	(2,236)	(5,002)	(4,143)
Reclamation asset amortization	(36)	(21)	(70)	(42)
Selling expenses	-	(9)	-	(9)
Operating expenses	$(2,663)	$(2,266)	$(5,072)	$(4,194)

The components of other income (expense) for continuing operations are as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2016	2015	2016	2015

Gains (losses) on:
Disposal of property, plant and equipment	$-	$-	$2	$-
Disposal of equity investments	-	-	-	2
Investment fair value through profit (loss)	500	(111)	389	(482)
Other	(94)	(75)	(143)	(190)
Other income (expense)	$406	$(186)	$248	$(670)

The components of finance income (expense) for continuing operations are as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2016	2015	2016	2015

Interest income	$118	$44	$127	$174
Interest expense	-	-	(2)	-
Accretion expense-reclamation obligations	(232)	(217)	(450)	(432)
Accretion expense-post-employment benefits	(23)	(25)	(44)	(49)
Finance expense	$(137)	$(198)	$(369)	$(307)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2016	2015	2016	2015

Continuing operations:
Operating expenses
Mining, other development expense	$(2)	$(16)	$(8)	$(33)
Milling, conversion expense	(583)	(367)	(1,192)	(470)
Cost of services	(69)	(70)	(133)	(127)
Exploration and evaluation	(14)	(27)	(27)	(52)
General and administrative	(9)	(5)	(16)	(11)
Discontinued operations	-	(43)	(26)	(96)
Depreciation expense-gross	$(677)	$(528)	$(1,402)	$(789)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2016	2015	2016	2015

Continuing operations:
Salaries and short-term employee benefits	$(1,605)	$(1,515)	$(3,240)	$(3,427)
Share-based compensation	(94)	(132)	(188)	(331)
Termination benefits	(4)	(7)	(15)	(7)
Discontinued operations	(126)	(259)	(269)	(551)
Employee benefits expense	$(1,829)	$(1,913)	$(3,712)	$(4,316)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Six Months Ended
	June 30	June 30
(in thousands)	2016	2015

Change in non-cash working capital items:
Trade and other receivables	$1,819	$750
Inventories	146	(97)
Prepaid expenses and other assets	199	456
Accounts payable and accrued liabilities	1,497	412
Post-employment benefits	(65)	(87)
Reclamation obligations	(288)	(239)
Change in non-cash working capital items	$3,308	$1,195

21. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Environmental Services segment and the Corporate and Other segment. The Mining segment has historically been further subdivided into geographic regions, being Canada, Africa and Asia, and includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Africa and Asia Mining segments were disposed of in 2016 and 2015 respectively and are reported under discontinued operations in the tables below (see note 5). The Environmental Services segment includes the results of the Company’s environmental services business, DES. The Corporate and Other segment includes management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments. Management fees and commission income have been included with general corporate expenses due to the shared infrastructure between the two activities.

For the six months ended June 30, 2016, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations

Statement of Operations:
Revenues	2,351	3,897	745	6,993	-

Expenses:
Operating expenses	(1,555)	(3,338)	(179)	(5,072)	(64)
Exploration and evaluation	(6,729)	-	-	(6,729)	(74)
General and administrative	(17)	-	(2,250)	(2,267)	(280)
Impairment of mineral properties	(2,174)	-	-	(2,174)	-
	(10,475)	(3,338)	(2,429)	(11,894)	(418)
Segment income (loss)	(8,124)	559	(1,684)	(9,249)	(418)

Revenues – supplemental:
Environmental services	-	3,897	-	3,897	-
Management fees and commissions	-	-	745	745	-
Toll milling services	2,351	-	-	2,351	-
	2,351	3,897	745	6,993	-

Capital additions:
Property, plant and equipment	(88)	(121)	-	(209)	(78)

Long-lived assets:
Plant and equipment
Cost	77,709	3,410	227	81,346	-
Accumulated depreciation	(10,671)	(1,828)	(57)	(12,556)	-
Mineral properties	127,931	-	-	127,931	-
	194,969	1,582	170	196,721	-

For the three months ended June 30, 2016, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations

Statement of Operations:
Revenues	1,147	2,144	372	3,663	-

Expenses:
Operating expenses	(800)	(1,830)	(33)	(2,663)	(8)
Exploration and evaluation	(2,126)	-	-	(2,126)	(27)
General and administrative	(17)	-	(1,210)	(1,227)	(123)
Impairment of mineral properties	(2,174)	-	-	(2,174)	-
	(5,117)	(1,830)	(1,243)	(8,190)	(158)
Segment income (loss)	(3,970)	314	(871)	(4,527)	(158)

Revenues – supplemental:
Environmental services	-	2,144	-	2,144	-
Management fees and commissions	-	-	372	372	-
Toll milling services	1,147	-	-	1,147	-
	1,147	2,144	372	3,663	-

For the six months ended June 30, 2015, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations

Statement of Operations:
Revenues	922	3,414	921	5,257	-

Expenses:
Operating expenses	(666)	(3,204)	(324)	(4,194)	(174)
Exploration and evaluation	(8,254)	-	-	(8,254)	(892)
General and administrative	(16)	-	(2,634)	(2,650)	(687)
	(8,936)	(3,204)	(2,958)	(15,098)	(1,753)
Segment income (loss)	(8,014)	210	(2,037)	(9,841)	(1,753)

Revenues – supplemental:
Environmental services	-	3,414	-	3,414	-
Management fees and commissions	-	-	921	921	-
Toll milling services	922	-	-	922	-
	922	3,414	921	5,257	-

Capital additions:
Property, plant and equipment	105	312	49	466	428

Long-lived assets:
Plant and equipment
Cost	77,736	3,515	273	81,524	2,138
Accumulated depreciation	(8,322)	(1,737)	(168)	(10,227)	(1,667)
Mineral properties	134,148	-	-	134,148	43,347
Intangibles	-	-	355	355	-
	203,562	1,778	460	205,800	43,818

For the three months ended June 30, 2015, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations

Statement of Operations:
Revenues	718	1,774	437	2,929	-

Expenses:
Operating expenses	(467)	(1,628)	(171)	(2,266)	(114)
Exploration and evaluation	(2,732)	-	-	(2,732)	(279)
General and administrative	-	-	(1,384)	(1,384)	(357)
	(3,199)	(1,628)	(1,555)	(6,382)	(750)
Segment income (loss)	(2,481)	146	(1,118)	(3,453)	(750)

Revenues – supplemental:
Environmental services	-	1,774	-	1,774	-
Management fees and commissions	-	-	437	437	-
Toll milling services	718	-	-	718	-
	718	1,774	437	2,929	-

22. RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The management services agreement with UPC expired on March 31, 2016. In March 2016, a new management services agreement was entered into, effective April 1, 2016 for a term of three years. Under the new agreement, Denison will receive the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100 million and up to and including CAD$500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2016	2015	2016	2015

Revenue:
Management fees	$372	$437	$745	$899
Commission fees	-	-	-	22
	$372	$437	$745	$921

At June 30, 2016, accounts receivable includes $185,000 (December 31, 2015: $157,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”)

As at June 30, 2016, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 10.93%. KEPCO is also the majority member of the Korea Waterbury Uranium Limited Partnership (“KWULP”).

Other

During the six months ended June 30, 2016, the Company incurred investor relations, administrative service fees and other expenses of $66,000 (June 30, 2015: $62,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At June 30, 2016, an amount of $nil (December 31, 2015: $nil) was due to this company.

During the six months ended June 30, 2016, the Company incurred office expenses of $12,000 (June 30, 2015: $nil) with Lundin S.A, a company which provides office and administration services to the executive chairman of Denison. At June 30, 2016, an amount of $12,000 (December 31, 2015: $nil) was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2016	2015	2016	2015

Salaries and short-term employee benefits	$(302)	$(331)	$(579)	$(816)
Share-based compensation	(72)	(90)	(125)	(207)
Key management personnel compensation	$(374)	$(421)	$(704)	$(1,023)

23. INCOME TAXES

For the six months ended June 30, 2016, Denison has recognized deferred tax recoveries of $3,261,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $2,895,000 relating to the February 2016 renunciation of the tax benefits associated with the Company’s CAD$15,000,000 flow-through share issue in May 2015.

24. FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as equity instruments) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at June 30, 2016 and December 31, 2015:

			June 30	December 31,
	Financial	Fair	2016	2015
	Instrument	Value	Fair	Fair
(in thousands)	Category(1)	Hierarchy	Value	Value

Financial Assets:
Cash and equivalents	Category D		$17,835	$5,367
Trade and other receivables
Trade and other	Category D		3,222	4,826
Contingent consideration	Category A	Level 3	-	-
Investments
Debt instruments	Category A	Level 1	-	7,282
Equity instruments-shares	Category A	Level 1	523	460
Equity instruments-warrants	Category A	Level 2	1,796	24
Equity instruments-shares	Category B	Level 1	17	12
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,538	2,040
Reclamation letter of credit collateral	Category C		105	-
			$26,036	$20,011

Financial Liabilities:
Account payable and accrued liabilities	Category E		6,551	4,574
Debt obligations	Category E		80	300
			$6,631	$4,874

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

25. SUBSEQUENT EVENTS

Transaction to Option Moore Lake Property to Skyharbour Resources Ltd.

On July 14, 2016, the Company entered into an option agreement with Skyharbour Resources Ltd (“Skyharbour”) that grants Skyharbour an option to acquire a 100% interest in Denison’s wholly owned Moore Lake property in exchange for cash, stock and exploration spending commitments. Under the terms of the option agreement, Denison will receive 4,500,000 common shares of Skyharbour, (after adjustments for a 4-to-1 share consolidation by Skyharbour on July 20, 2016 are factored in) and staged cash payments of CAD$500,000, in aggregate, over the next five years. Skyharbour must also spend CAD$3,500,000 in exploration expenditures on the property over the same five year period in order to complete the option.

Under the terms of the option agreement, Denison also maintains various back-in rights on the property to re-acquire a 51% interest in the property and is entitled to nominate a member to Skyharbour’s Board of Directors as long as Denison maintains a minimum ownership position of 5%.

Denison will have an approximate 18.7% ownership interest in Skyharbour when the shares noted above are combined with its existing share position in the company.

Sale of Mongolia Mining Division – Mining License Issuance Update

On July 22, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) issued mining licenses to the Gurvan Saihan Joint Venture (“GSJV”) for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. The GSJV was acquired by Uranium Industry as part of the November 30, 2015 sale of the Mongolia Mining Division. Under the licensing process, the GSJV has ten working days from the license issuance date to remit the required first year mining license fees to the Mongolian government in order to receive the mining certificates required as proof of holding mining licenses in Mongolia. In accordance with the sale agreement with Uranium Industry, certain contingent payments are due to Denison within 60 days of the issuance of a mining license (refer note 5).